August 19, 2014

Ajay Koduri,

    Senior Counsel, Division of Corporation Finance,

        Securities and Exchange Commission,

            Mail Stop 3720,

                100 F Street,

                    Washington, D.C. 20549-0510.

Re:	Acceleration Request for AT&T Inc.
Registration Statement on Form S-4
(File No. 333-197144)

Dear Mr. Koduri:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), AT&T Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as soon as practicable on August 20, 2014.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

In making this acceleration request, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph B. Frumkin at Sullivan & Cromwell LLP via telephone at (212) 558-4101 or via e-mail at frumkinj@sullcrom.com.

Sincerely,

AT&T Inc.

/s/ Wayne A. Wirtz
Name:	Wayne A. Wirtz
Title:	Associate General Counsel

cc:	Joseph B. Frumkin
(Sullivan & Cromwell LLP)